Pampa Energía, the largest independent energy integrated company in Argentina, with active participation in the country’s electricity and gas value chain, announces the results for the quarter ended on March 31, 2021.

Buenos Aires, May 12, 2021

Stock information

Buenos Aires Stock Exchange

Ticker: PAMP

New York Stock Exchange

Ticker: PAM

1 ADS = 25 common shares

Share capital net of repurchases and reductions,
as of May 11, 2021:
1,392.1 million common shares/
55.7 million ADSs

Market capitalization:
AR$125 billion/US$795 million

For more information, contact:

Gustavo Mariani

CEO

Gabriel Cohen

CFO

Lida Wang

Investor relations and sustainability officer

The Pampa Energía Building
Maipú 1 (C1084ABA)
Buenos Aires City, Argentina

Tel: +54 (11) 4344-6000

investor@pampaenergia.com

ri.pampaenergia.com/en

Basis of presentation

As of January 1, 2019, the Company adopted US$ as functional currency for the reporting of its financial information. The presentation of this information in AR$ is converted at transactional FX.

However, Edenor (electricity distribution), Transener, TGS and Refinor (holding and others) record their operations in local currency. Thus, the Q1 21 figures are adjusted by inflation as of March 31, 2021 (6.1%), translated to US$ at closing FX of 92.00. Moreover, the Q1 20 figures are adjusted by inflation as of March 31, 2020 (3.8%), translated to US$ at closing FX of 64.47[1].

On December 28, 2020, it was announced the sale of the controlling stake in Edenor. Therefore, the electricity distribution segment is shown as a discontinued operation for the current and comparative periods. Its analysis is detailed in the Appendix.

Main results from the Q1 21[2]

Consolidated revenues from continuing operations for US$321 million[3], 11% higher than the US$290 million recorded in Q1 20, explained by the new CCGT at CTGEBA, thus higher own gas sales to cover said PPA, higher sale volumes and prices in petrochemicals and the recovery of oil and gas prices, partially offset by lower spot energy revenue and hydrocarbons volume sold.

ðPower generation of 4,442 GWh from 15 power plants[4]

ðProduction of 43.7 thousand boe per day of hydrocarbons

ðSales of 98 thousand tons of petrochemical products

Consolidated adjusted EBITDA[5] from continuing operations of US$204 million, 16% higher than the US$175 million in Q1 20, mainly from petrochemicals, and to a lesser extent, from oil and gas, holding and others, and power generation.

1 For further information, see section 3 of Pampa’s FS.

2 The financial information presented in this document is based on FS prepared according to IFRS in force in Argentina.

3 It does not include sales from discontinued operations for US$229 million and from the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS, which at our ownership account for US$97 million. Under IFRS they are not consolidated in Pampa, thus shown as ‘Results from discontinued operations’ and the equity income as ‘Results for participation in joint businesses and associates’.

4 It includes 100% of CTEB and PEMC, assets operated by Pampa but co-controlled by Pampa, with 50% of equity stake.

5 Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For further information, see section 3 of this Earnings Release.

Pampa Energía ● Q1 21 Earning Release ● 1

Consolidated gain attributable to the owners of the Company of US$33 million, US$19 million higher than Q1 20, mainly due to better operating margin and assets’ impairment loss in Q1 20 (US$67 million), partially offset by higher losses from the holding of financial instruments and an income tax charge in Q1 21.

Information about the Videoconference

There will be a videoconference to discuss Pampa’s Q1 21 results on Thursday, May 13, 2021, at 10:00 a.m. Eastern Standard Time/11:00 a.m. Buenos Aires Time. The hosts will be Gustavo Mariani, CEO; Gabriel Cohen, CFO and Lida Wang, investor relations and sustainability officer at Pampa.

For those interested in participation, register at bit.ly/Pampa1Q21VideoCall. The videoconference will also be simultaneously webcasted at Pampa’s website ri.pampaenergia.com/en.

You may find additional information on the Company at:

✓ ri.pampaenergia.com/en ✓ www.cnv.gov.ar	✓ www.sec.gov ✓ www.bolsar.com

Pampa Energía ● Q1 21 Earning Release ● 2

Pampa Energía ● Q1 21 Earning Release ● 3

1.	Relevant events

1.1	Oil and gas segment

New procedure for gas export

On April 27, 2021, the new procedure for the authorization of natural gas exports was implemented (SE Res. No. 360/21), abolishing all the previous authorizations. New permissions contemplate exports on a firm and preferential basis for Plan Gas.Ar’s awardees and set a minimum sale price equivalent to the off-peak price awarded in round 1.

Natural gas for power generation

On March 25 and April 22, 2021, CAMMESA tendered gas for April and May 2021, respectively. The resulting average price at wellhead for the Neuquina Basin was US$2.30/MBTU and US$3.50/MBTU, respectively. For awardees of the Plan Gas.Ar, including Pampa, the tender was on an interruptible basis, whereas the rest was 30% DoP. Pampa participated in these tenders.

1.2	Edenor

Tariff increase

Through ENRE Res. No. 107/21 published on April 30, 2021, a 9% increase in Edenor’s final tariff schemes was approved, effective from May 1, 2021. Therefore, the resulting annual CPD update amounts to 20.9%.

Moreover, SE Res. No. 204/21 established that the reference peak energy price for the GUDI segment (except for public health and education entities), AR$3,042/MWh as of August 2019, increased to AR$5,748/MWh as of April 2021.

Hence, the non-residential tariff schedules set on May 2019, which were not updated accordingly with the cost of electricity as of August 2019, were finally updated with the latest cost of electricity as of April 2021.

Debt regularization with CAMMESA

Regarding the electricity purchase payables that distributors owe CAMMESA as of September 2020, on April 28, 2021, the SE published Res. No. 371/21, setting the applicable criteria regulating the Special Liabilities Regularization Scheme (SE Res. No 40/21).

1.3	Appointment of Board members

On April 29, 2021, Pampa’s Ordinary and Extraordinary Shareholders’ Meeting approved the renewal of the terms of office of Marcelo Mindlin, Damián Mindlin and Carolina Sigwald as non-independent directors, and Brian Henderson, Gerardo Paz and Mauricio Penta as non-independent alternate directors. Moreover, the Board’s meeting renewed Marcelo Mindlin’s appointment as Chairman on the same date, and accepted the resignation of Haroldo Montagu as independent alternate director on May 11, 2021.

Pampa Energía ● Q1 21 Earning Release ● 4

2.	Financial highlights

2.1	Consolidated balance sheet
Figures in million	As of 3.31.2021		As of 12.31.2020
	AR$	US$ FX 92	AR$	US$ FX 84.15
ASSETS
Property, plant and equipment	147,018	1,598	135,445	1,610
Intangible assets	3,754	41	3,455	41
Right-of-use assets	926	10	867	10
Deferred tax assets	9,230	100	9,082	108
Investments in joint ventures and associates	56,571	615	46,229	549
Financial assets at amortized cost	9,222	100	8,428	100
Financial assets at fair value through profit and loss	1,030	11	942	11
Other assets	60	1	57	1
Trade and other receivables	3,302	36	3,631	43
Total non-current assets	231,113	2,512	208,136	2,473
Inventories	12,471	136	9,766	116
Financial assets at amortized cost	1,144	12	2,062	25
Financial assets at fair value through profit and loss	28,340	308	27,382	325
Derivative financial instruments	8	0	1	-
Trade and other receivables	31,622	344	28,678	341
Cash and cash equivalents	9,254	101	11,900	141
Total current assets	82,839	900	79,789	948
Assets classified as held for sale	141,419	1,537	123,603	1,469
Total assets	455,371	4,950	411,528	4,890

EQUITY
Equity attributable to owners of the company	133,502	1,451	120,247	1,428
Non-controlling interest	32,864	357	28,631	341
Total equity	166,366	1,808	148,878	1,769

LIABILITIES
Investments in joint ventures and associates	168	2	161	2
Provisions	12,805	139	9,326	111
Income tax liabilities	11,540	125	11,004	131
Taxes payables	128	1	128	2
Deferred tax liabilities	-	-	93	1
Defined benefit plans	1,710	19	1,460	17
Borrowings	126,169	1,371	115,428	1,372
Trade and other payables	1,542	17	1,418	16
Total non-current liabilities	154,062	1,675	139,018	1,652
Provisions	1,502	16	1,379	16
Income tax liabilities	556	6	897	11
Taxes payables	3,751	41	3,030	36
Defined benefit plans	289	3	298	4
Salaries and social security payable	1,316	14	1,935	23
Derivative financial instruments	5	0	40	-
Borrowings	17,577	191	20,377	242
Trade and other payables	11,074	120	9,778	116
Total current liabilities	36,070	392	37,734	448
Liabilities associated to assets classified as held for sale	98,873	1,075	85,898	1,021
Total liabilities	289,005	3,141	262,650	3,121

Total liabilities and equity	455,371	4,950	411,528	4,890

Pampa Energía ● Q1 21 Earning Release ● 5

2.2	Consolidated income statement
	First quarter
Figures in million	2021		2020
	AR$	US$	AR$	US$
Sales revenue	28,635	321	18,036	290
Cost of sales	(16,353)	(185)	(11,161)	(182)

Gross profit	12,282	136	6,875	108

Selling expenses	(542)	(7)	(599)	(10)
Administrative expenses	(2,016)	(23)	(1,536)	(25)
Exploration expenses	(7)	-	(4)	-
Other operating income	976	11	709	11
Other operating expenses	(3,050)	(33)	(458)	(8)
Results for part. in joint businesses and associates	2,226	26	2,069	32
Impairment of PPE, intangible assets and inventories	-	-	(4,316)	(67)
Impairment of financial assets	(103)	(1)	(69)	(1)

Operating income	9,766	109	2,671	40

Financial income	165	2	142	3
Financial costs	(3,986)	(45)	(2,643)	(43)
Other financial results	(2,061)	(24)	(409)	(4)
Financial results, net	(5,882)	(67)	(2,910)	(44)

Profit before tax	3,884	42	(239)	(4)

Income tax	(715)	(8)	439	8

Net income for continuing operations	3,169	34	200	4

Net income (loss) from discontinued operations	525	5	743	12

Net income (loss) for the period	3,694	39	943	16
Attributable to the owners of the Company	3,152	33	775	14
Continuing operations	3,150	33	360	7
Discontinued operations	2	0	415	7
Attributable to the non-controlling interests	542	6	168	2

Net income (loss) per share attributable to shareholders	2.21	0.02	0.47	0.01
From continuing operations	2.21	0.02	0.22	0.00
From discontinued operations	0.00	-	0.25	0.00

Net income (loss) per ADR attributable to shareholders	55.29	0.58	11.87	0.22
From continuing operations	55.25	0.58	5.51	0.11
From discontinued operations	0.04	-	6.36	0.11

Average outstanding common shares	1,425.3	1,425.3	1,632.4	1,632.4
Outstanding common shares by the end of period	1,410.5	1,410.5	1,596.3	1,596.3

Pampa Energía ● Q1 21 Earning Release ● 6

2.3	Cash and financial borrowings

As of March 31, 2021, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted

Power generation	176	171	437	437	261	266
Petrochemicals	-	-	-	-	-	-
Holding and others	21	21	-	-	(21)	(21)
Oil and gas	212	212	1,126	1,126	913	913
Total under IFRS/Restricted Group	409	404	1,562	1,562	1,154	1,159
Affiliates at O/S2	149	149	357	357	208	208
Total with affiliates	557	553	1,920	1,920	1,362	1,367

Note: It does not include discontinued operations. Financial debt includes accrued interests. 1 It includes cash and cash equivalents, financial assets at fair value with changing results and investments at amortized cost; it excludes Plan Gas’ bonds pending collection. 2 Under IFRS, the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS are not consolidated in Pampa.

Debt transactions

As of March 31, 2021, Pampa’s financial debt at the consolidated level under IFRS amounted to US$1,562 million[6]. The average interest rate for US$-bearing indebtedness was 7.4%, currency in which 91% of the Company’s gross debt is denominated, mostly at a fixed rate. AR$ indebtedness’s average interest rate was 38.8%. The life of Pampa’s consolidated financial debt averaged approximately 4.6 years.

The following chart shows the debt principal maturity profile, net of repurchases, expressed in million US$ by the end of Q1 21:

During Q1 21, Pampa executed short-term bank loans for AR$200 million and paid financings for AR$3,200 million at maturity. After the end of the quarter, the Company paid at maturity bank loans for AR$1,500 million.

Regarding our affiliates, after the closing of the quarter, CTBSA executed the ninth amendment to the CTEB Trust, modifying the VRDs’ payment schedule to 25 principal monthly installments from July 25, 2023, instead of 60 installments as from August 25, 2021. Currently, the outstanding VRDs’ principal amounts to US$94 million.

As of this Earnings Release issuance, the Company complies with the covenants established in its debt agreements.

6 It does not consider Edenor, which is classified as discontinued operation in the FS. Thus, Pampa’s consolidated level under IFRS is equivalent to the Restricted Group.

Pampa Energía ● Q1 21 Earning Release ● 7

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount outstanding	Coupon
In US$
Transener[1]	CB Series 2	2021	101	86	9.75%
TGS[1]	CB at discount at fixed rate	2025	500	482	6.75%
Pampa	CB Series T at discount & fixed rate	2023	500	390	7.375%
	CB Series I at discount & fixed rate	2027	750	636	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%

In AR$
Pampa	CB Series VI	2021	6,355	6,355	Badlar Privada + 2.5%

Note: 1 Affiliates are not consolidated in Pampa’s FS, according to IFRS.

Credit rating

Company	Agency	Rating
		Global	Local
Pampa	S&P	CCC+	na
	Moody's	Caa3	na
	FitchRatings	CCC	AA- (long-term) A1+ (short-term)
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	S&P	CCC-	raCCC

2.4	Buyback of own financial securities[7]

Pampa

The following table shows the current share buyback program:

Repurchase program IX
Maximum amount to buyback	US$30 million
Maximum price	AR$92.16/common share or US$16/ADR
Period in force	120 days as from March 4, 2021
Status	In process

In Q1 21, the Company indirectly acquired 1.7 million ADR at an average price of US$13.7/ADR. After the closing of the quarter, the Company indirectly bought 0.7 million ADR at an average price of US$14.0/ADR.

Moreover, Pampa’s Annual Shareholders’ Meeting held on April 29, 2021, approved the capital stock reduction by canceling 56.6 million treasury shares (or 2.3 million ADR). Said reduction is in the process of registration before the Public Registry of Organizations (IGJ).

7 Deemed to be effected transactions. It does not include Edenor, classified as a discontinued operation in the FS.

Pampa Energía ● Q1 21 Earning Release ● 8

On the other hand, between March and April, shares were granted to employees benefited by the Company’s key personnel stock compensation plan. The Company’s Board approved said program on February 10, 2017. The Company currently holds 3.9 million treasury common shares allocated to fund such plan.

As of May 11, 2021, Pampa’s outstanding capital stock amounts to 1,392.1 million common shares (equivalent to 55.7 million ADR).

TGS

The following table shows the details about the share buyback program, terminated on March 22, 2021:

Repurchase program VII
Maximum amount to buyback	AR$3 billion
Maximum price	AR$250/common share or US$8.5/ADR
Period in force	210 days as from August 25, 2020
Status	Completed

As of May 11, 2021, TGS’s outstanding capital stock amounts to 752.8 million common shares (equivalent to 150.6 million ADR).

On the other hand, in Q1 21, Pampa indirectly acquired 1.5 million TGS’s ADR at an average acquisition cost of US$5.0/ADR. After Q1 21, Pampa indirectly acquired TGS’s 0.4 million ADR at an average cost of US$4.5/ADR. As of May 11, 2021, the Company’s direct and indirect ownership of TGS amounted to 29.0% of its issued capital stock.

Pampa Energía ● Q1 21 Earning Release ● 9

3.	Analysis of the Q1 21 results
In US$m	Q1 21			Q1 20			Variation
Segment	Sales	Adjusted EBITDA	Net Income[1]	Sales	Adjusted EBITDA	Net Income[1]	Sales	Adjusted EBITDA	Net Income[1]

Power generation	161	115	47	134	113	16	+20%	+2%	+194%
Oil and Gas	79	33	(33)	87	29	(26)	-9%	+13%	+27%
Petrochemicals	103	18	11	73	(2)	(7)	+41%	NA	NA
Holding and Others	6	37	9	6	35	24	-	+7%	-63%
Eliminations	(28)	-	-	(10)	-	-	+180%	NA	NA

Subtotal continuing operations	321	204	34	290	175	7	+11%	+16%	NA

Electricity distribution (discont.)	-	10	(1)	-	45	7	NA	-78%	NA

Total	321	214	33	290	221	14	+11%	-3%	+136%

Note: 1 Attributable to the owners of the company.

Reconciliation of consolidated adjusted EBITDA, in US$ million	First quarter
	2021	2020
Consolidated operating income	109	40
Consolidated depreciations and amortizations	43	50
EBITDA	152	90

Adjustments from generation segment	2	61
Deletion of equity income	(11)	(10)
Deletion of results for PPE's impairment	-	56
Deletion of gain from commercial interests	(6)	(7)
Greenwind's EBITDA adjusted by ownership	3	3
CTBSA's EBITDA adjusted by ownership	17	20
Adjustments from oil and gas segment	11	(2)
Deletion of equity income	(2)	(2)
Deletion of provision for wells' plugging	14	-
Deletion of gain from commercial interests	(1)	(0)
OldelVal's EBITDA adjusted by ownership	0	0
Adjustments from petrochemicals segment	-	11
Deletion of results for inventory impairment	-	11
Deletion of gain from commercial interests	-	(0)
Adjustments from holding and others segment	38	15
Deletion of equity income	(13)	(20)
Deletion of gain from commercial interests	0	(1)
Deletion of contigencies provision	13	-
TGS's EBITDA adjusted by ownership	32	27
Transener's EBITDA adjusted by ownership	4	8
Refinor's EBITDA adjusted by ownership	2	1

Consolidated adjusted EBITDA, continuing op.	204	175
At our ownership	203	173

+ Discontinued op. EBITDA: Edenor	10	45

Consolidated adjusted EBITDA, cont. and discont. op.	214	221
At our ownership	208	198

Pampa Energía ● Q1 21 Earning Release ● 10

3.1	Analysis of the power generation segment
Power generation segment, consolidated Figures in US$ million	First quarter
	2021	2020	∆%
Sales revenue	161	134	+20%
Cost of sales	(79)	(56)	+41%

Gross profit	82	78	+5%

Selling expenses	-	(1)	-100%
Administrative expenses	(7)	(8)	-13%
Other operating income	6	8	-25%
Other operating expenses	(1)	(2)	-50%
Results for participation in joint businesses	11	10	+10%
Impairment of PPE and intangible assets	-	(56)	-100%

Operating income	91	29	+214%

Finance income	1	1	-
Finance costs	(12)	(15)	-20%
Other financial results	(17)	(1)	NA

Profit (loss) before tax	63	14	NA

Income tax	(16)	(1)	NA

Net income (loss) for the period	47	13	+262%
Attributable to owners of the Company	47	16	+194%
Attributable to non-controlling interests	-	(3)	-100%

Adjusted EBITDA	115	113	+2%
Adjusted EBITDA at our share ownership	114	111	+3%

Increases in PPE, intangible and right-of-use assets	1	22	-95%
Depreciation and amortization	22	23	-4%

In Q1 21, the higher sales accrual for US$27 million is mainly explained by the commissioning of the second CCGT at CTGEBA in July 2020, priced under PPA (SEE Res. No. 287/17 and Energía Plus). Consequently, revenue from the own fuel recognition in the Variable Production Cost (CVP) increased by US$21 million compared to Q1 20. Likewise, the cost of sales increased due to higher gas purchases to our E&P. It is worth highlighting that the fuel trading accrues a minor margin contribution to the segment, and as of Q1 21, fuel management was assigned to CAMMESA within Plan Gas.Ar framework. Moreover, to a lesser extent, sales increase is explained by higher volume demanded in Energía Plus and MAT ER, offset by lower prices in Energía Plus.

These effects were partially offset by the lack of inflation adjustment and AR$ depreciation over spot or legacy energy remuneration as of March 2020. Even though spot energy comprises 59% of the 4,955 MW operated by Pampa[8], in Q1 21 it represented 22% of the segment’s sales. In Q1 21, our spot thermal units priced a 36% lower power capacity compared to Q1 20, billing an average price of US$3.0 thousand per MW-month. Hydroelectric units decreased by 49% compared to Q1 20, accruing an average price of US$1.5 thousand per MW-month.

The power generation operated by Pampa slightly decreased by 4% compared to Q1 20, mainly due to lower thermal dispatch as a result of higher renewable supply at the grid (-597 GWh), in addition to lower gas availability from Bolivia and mandatory dispatch for safety at CTG and CTP (-180 GWh), lower water input at HPPL (-62 GWh), programmed maintenance and outage at CTEB (-18 GWh) and lower wind resource at PEMC (-14 GWh). These effects were partially offset by a higher dispatch at CTGEBA’s second CCGT (+610 GWh), in addition to higher liquid fuel-fired generation at CTPP and CTIW to supply the SADI’s exports (+69 GWh), higher water flows at HIDISA and HINISA (+20 GWh), and higher wind generation at PEPE II and III because in Q1 20 certain windmills were under repair (+5 GWh).

8 Under IFRS, CTEB (567 MW) and PEMC (100 MW) are affiliates; their results are not consolidated in the FS, but they are operated by Pampa and their EBITDA at our equity stake are included in Pampa’s adjusted EBITDA.

Pampa Energía ● Q1 21 Earning Release ● 11

In Q1 21, all power generation units operated by Pampa reached an average availability rate of 94.9%, 170 basis points lower than the 96.6% recorded in Q1 20, mainly due to programmed maintenance at GT02 unit and GT01 unit forced outage at CTEB. Especially, thermal units recorded an availability of 93.5%, 210 basis points lower than the 95.6% availability recorded in Q1 20.

Power generation's key performance indicators	2021				2020				Variation
	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total	Hydro	Wind	Thermal	Total
Installed capacity as of March (MW)	938	206	3,811	4,955	938	206	3,607	4,751	-	-	+6%	+4%
New capacity (%)	-	100%	48%	41%	-	100%	40%	35%	-	-	+8%	+6%
Market share (%)	2%	0%	9%	12%	2%	1%	9%	12%	-0%	-0%	+0%	-0%

First quarter
Net generation (GWh)	382	203	3,856	4,442	424	212	3,972	4,608	-10%	-4%	-3%	-4%
Volume sold (GWh)	381	214	4,070	4,665	420	212	4,010	4,642	-9%	+1%	+1%	+1%

Average price (US$/MWh)	17	71	45	44	27	69	40	40	-35%	+2%	+11%	+8%
Average gross margin (US$/MWh)	7	58	31	30	16	60	32	32	-56%	-4%	-5%	-6%

Note: Gross margin before amortization and depreciation. It includes CTEB and PEMC, operated by Pampa (50% of equity stake).

Q1 21 net operating costs, excluding depreciation and amortizations, increased 64% compared to Q1 20, mainly explained by higher gas purchases due to the commissioning of CTGEBA’s second CCGT. Gas captured 44% of the segment’s operating costs and 31% of the gas-fired at our thermal power plants in Q1 21, whereas in Q1 20 represented 21% of the segment’s operating costs and 7% of our thermal power plants’ consumption. Moreover, the increase in operating expenses is also explained by the higher volume of energy purchase to cover Plus contracts and higher maintenance costs from new units, partially offset by lower cost of energy purchases and AR$-nominated expenses due to devaluation.

The Q1 21 financial results amounted to a net loss of US$28 million, US$13 million more than Q1 20, explained by higher FX losses from AR$-receivables and losses from the holding of financial instruments, partially offset by lower financial interests due to a lesser debt position allocated to the segment.

In Q1 21, our power generation’s adjusted EBITDA increased by 2% to US$115 million, mainly due to the commissioning of the second CCGT at CTGEBA, higher sales in Energía Plus and MAT ER, in addition to dilution of AR$-nominated costs due to devaluation effect. These effects were partially offset by lower remuneration for spot energy, higher volume of energy purchases, CTEB’s outages and lower sale prices at Energía Plus. The adjusted EBITDA considers our proportional 50% stake of CTEB (CTBSA), contributing US$17 million in Q1 21 and US$20 million in Q1 20, and a 50% stake of PEMC (Greenwind) EBITDA, adding US$3 million in both Q1 21 and Q1 20. Moreover, the adjusted EBITDA excludes the recognition of commercial interests from delayed receivables, mostly from CAMMESA, for US$6 million in Q1 21 and US$7 million in Q1 20.

Finally, capital expenditures in Q1 21 decreased by 95% compared to the same period in 2020, mainly explained by the completion of CTGEBA’s CCGT.

Regarding our expansion projects, the following table shows the status summary:

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @3/31/21
Loma de la Lata	15	SE Res. No. 31/20	AR$	162,000 - 427,500(2)	324	728	20	97%	TBD(3)
Closing to CCGT Genelba Plus	400	PPA for 15 years	US$	20,500	6	34	350	90%	OC: June 12, 2019(4) CC: July 2, 2020
Closing to CCGT Ensenada	280	PPA for 10 years	US$	23,962	10.5	43	200	33%	Q2 2022 (est.)

Note: 1 Amount without value-added tax. 2 It considers the range of load factor coefficient and the HMRT additional remuneration. 3 Subject to external circumstances. 4 201 MW were remunerated under spot energy until July 1, 2020.

Pampa Energía ● Q1 21 Earning Release ● 12

3.2	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	First quarter
	2021	2020	∆%
Sales revenue	79	87	-9%
Cost of sales	(52)	(65)	-20%

Gross profit	27	22	+23%

Selling expenses	(4)	(7)	-43%
Administrative expenses	(10)	(11)	-9%
Other operating income	4	-	NA
Other operating expenses	(16)	(2)	NA
Impairment of financial assets	(1)	-	NA
Results for participation in joint businesses	2	2	-

Operating income (loss)	2	4	-50%

Finance income	1	2	-50%
Finance costs	(32)	(27)	+19%
Other financial results	(21)	(11)	+91%

Profit (loss) before tax	(50)	(32)	+56%

Income tax	17	6	+183%

Net income (loss) for the period	(33)	(26)	+27%

Adjusted EBITDA	33	29	+13%

Increases in PPE and intangible assets	29	19	+54%
Depreciation and amortization	20	27	-26%

In Q1 21, our oil and gas sales decreased by 9% compared to Q1 20, mainly explained by the lower hydrocarbons production, gas exports and gas trading with third parties (US$18 million impact). These effects were partially offset by higher gas and oil prices charged to the demand (US$10 million impact).

Our accrued gas average sale price was US$2.8/MBTU in Q1 21, 21% higher than the US$2.3/MBTU recorded in Q1 20, mainly explained by the Plan Gas.Ar effect, effective as from January 1, 2021, until and including the year 2024, which sets prices for the committed production volumes destined to power plants and the retail segment. The agreed price during the off-peak months is US$3.0/MBTU, whereas for the winter period (May – September) reaches US$4.5/MBTU. On the spot/industries segment, where CAMMESA tenders gas uncovered by Plan Gas.Ar, the price increase was driven as a result of Plan Gas.Ar, but without reaching levels of the said scheme.

Moreover, in Q1 21, 44% of our gas was fired at our thermal power plants[9] and consumed as raw material for our petrochemical plants, 25% was delivered to CAMMESA, 16% to the retail segment, and the balance to the spot/industrial market and exports. Compared with Q1 20, the higher volume destined to our thermal power plants is explained by CTGEBA’s CCGT, while retail’s increase is under the Plan Gas.Ar, offset by lower volumes to CAMMESA and exports.

Our oil and gas segment production registered 43.7 kboe/day in operating terms, 5% lower than Q1 20 and similar to Q4 20. Gas production reached 237 mcf/day, 1% higher than Q4 20 due to Plan Gas.Ar, but 3% lower than Q1 20 due to the domestic demand contraction since lockdown and exports suspension from March 2021. In particular, Rincón del Mangrullo and Río Neuquén reduced their production due to lesser drilling and natural decline (-17 mcf/day year-on-year and -2 mcf/day quarter-on-quarter), in addition to a slight decrease at Sierra Chata (-2 mcf/day year-on-year and -0.4 mcf/day quarter-on-quarter). The lower production was partially offset by a rise at El Mangrullo (+14 mcf/day year-on-year and +5 mcf/day quarter-on-quarter). In said block, evacuation infrastructure was expanded in line with its productivity and upside potential, recording 166 mcf/day in Q1 21 and comprising 69% of our total gas production.

9 Energía Plus and SEE Res. No. 287/17.

Pampa Energía ● Q1 21 Earning Release ● 13

Oil production reached 4.2 kbbl/day in Q1 21, 22% lower than Q1 20, mainly explained by the demand drop since lockdown, affecting production at El Tordillo, Rincón de Aranda and Los Blancos (-1.0 kbbl/day), in addition to a slight decrease of associated oil from Río Neuquén and Rincón del Mangrullo (-0.1 kbbl/day). In Q1 21, 100% of the production was destined to the domestic market, resuming exports in April 2021. Compared to Q4 20, production decreased 4% (-0.2 kbbl/day) due to a decrease in refineries demand, mainly in the Noroeste Basin.

Our accrued oil average sale price in Q1 21 was US$55.4/barrel, 11% higher than Q1 20, explained by the recovery in international prices to pre-pandemic levels, which collapsed in March-May 2020 due to the COVID-19 pandemic. Currently, the traded price is similar to the export parity.

As of March 31, 2021, we accounted for 876 productive wells compared to 858 as of December 31, 2020.

Oil and gas' key performance indicators	2021			2020			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
First quarter
Volume
Production
In thousand m3/day	0.7	6,721		0.8	6,914		-22%	-3%	-5%
In million cubic feet/day		237			244
In thousand boe/day	4.2	39.6	43.7	5.3	40.7	46.0
Sales
In thousand m3/day	0.5	6,825		0.8	7,343		-39%	-7%	-11%
In million cubic feet/day		241			259
In thousand boe/day	3.2	40.2	43.4	5.3	43.2	48.5

Average Price
In US$/bbl	55.4			49.7			+11%	+21%
In US$/MBTU		2.8			2.3

Note: Net production in Argentina. Gas volume standardized at 9,300 kilocalories (kCal).

Net operating costs in Q1 21, excluding depreciation and amortizations, didn’t register variations compared to Q1 20. Lower expenses are related to lesser hydrocarbon demand (lower contractor fees and increase of oil stock, lower gas purchases to third-parties for trading), also affected by lower gas exports, better productivity at El Mangrullo and dilution of AR$-nominated costs resulting from devaluation. However, these effects are partially offset by higher royalties and taxes due to better prices and higher gas transportation costs resulting from higher production at El Mangrullo. Moreover, in Q1 21, other net operating expenses were recorded due to the provision of wells’ plugging, partially offset by the contribution of retail’s Plan Gas.Ar. Quarter-on-quarter, net operating expenses increased 21%, mainly because of the provision mentioned above, higher royalties and taxes due to better prices, and more gas exports, partially offset by lower costs related to lower oil demand. In particular, in Q1 21, the lifting cost[10] reached US$5.8 per produced boe, 19% lower than the US$7.2 per boe recorded in Q1 20 and 2% lower quarter-on-quarter.

In Q1 21, financial results registered a net loss of US$52 million, US$16 million higher than Q1 20, mainly because of the gain from the repurchase of own CBs recorded in Q1 20, in addition to an increase in financial interests as a result of higher debt stock allocated to the segment.

Our oil and gas’ adjusted EBITDA amounted to US$33 million in Q1 21, 13% higher than Q1 20, mainly due to better sale prices, partially offset by a decrease in production due to lower demand, especially oil’s, lower gas exports and higher royalties and taxes due to better prices. The adjusted EBITDA in Q1 21 excludes the wells’ plugging provision for US$14 million and the recognition of commercial interests due to collection delays, mostly charged to CAMMESA, for US$1 million.

Finally, the segment’s capital expenditures increased by 54% vs. Q1 20, explained by the commitments under Plan Gas.Ar, therefore drilling and completion activities at gas fields reactivated.

10 Metric equivalent to cost of sales excluding purchase and inventory, royalties, direct taxes and depreciations and amortizations.

Pampa Energía ● Q1 21 Earning Release ● 14

3.3	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	First quarter
	2021	2020	∆%
Sales revenue	103	73	+41%
Cost of sales	(82)	(71)	+15%

Gross profit	21	2	NA

Selling expenses	(3)	(2)	+50%
Administrative expenses	(1)	(1)	-
Other operating expenses	-	(1)	-100%
Impairment of inventories	-	(11)	-100%

Operating income (loss)	17	(13)	NA

Finance costs	(1)	(1)	-
Other financial results	(1)	3	NA

Profit (loss) before tax	15	(11)	NA

Income tax	(4)	4	NA

Net income (loss) for the period	11	(7)	NA

Adjusted EBITDA	18	(2)	NA

Increases in PPE and intangible assets	1	-	NA
Depreciation and amortization	1	-	NA

The adjusted EBITDA of the petrochemicals segment amounted to a US$18 million gain in Q1 21, whereas a US$2 million loss was registered in Q1 20, mainly explained by better sale prices due to higher international spread of styrene and polystyrene, higher sales volume, lower costs of virgin naphtha as raw material due to the higher availability in the domestic market, and to a lesser extent, the dilution of AR$-nominated operating expenses due to devaluation.

Total volume sold increased by 13% compared to Q1 20, explained by higher polystyrene and styrene volume sold in the domestic market, related to higher demand from construction, polyester resin, refrigeration and packaging industries, and higher exports of reforming products, SBR and polystyrene. These effects were partially offset by a lower volume of octane bases in the domestic market, explained by lesser gasoline consumption since lockdown. The amounts corresponding to Pampa are shown below:

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Others
First quarter
Volume sold Q1 21 (thousand ton)	29	12	57	98
Volume sold Q1 20 (thousand ton)	24	9	54	87
Variation Q1 21 vs. Q1 20	+22%	+28%	+6%	+13%

Average price Q1 21 (US$/ton)	1,596	1,580	666	1,052
Average price Q1 20 (US$/ton)	1,220	1,434	568	840
Variation Q1 21 vs. Q1 20	+31%	+10%	+17%	+25%

Note: 1 It includes Propylene.

The financial results registered a US$2 million net loss in Q1 21, whereas in Q1 20, a US$2 million net gain was recorded, mainly due to losses from the holding of financial instruments.

The capital expenditures in the segment corresponding to plants’ maintenance reached US$1 million in Q1 21, whereas in Q1 20, no investments were registered.

Pampa Energía ● Q1 21 Earning Release ● 15

3.4	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	First quarter
	2021	2020	∆%
Sales revenue	6	6	-

Gross profit	6	6	-

Administrative expenses	(5)	(5)	-
Other operating income	1	3	-67%
Other operating expenses	(16)	(3)	NA
Impairment of financial assets	-	(1)	-100%
Results for participation in joint businesses	13	20	-35%

Operating income (loss)	(1)	20	NA

Other financial results	15	5	+200%

Profit (loss) before tax	14	25	-44%

Income tax	(5)	(1)	NA

Net income for the period	9	24	-63%

Adjusted EBITDA	37	35	+7%

Increases in PPE and intangible assets	0	-	NA
Depreciation and amortization	-	-	NA

In the holding and others segment, without considering the equity income from affiliates (Transener, TGS and Refinor), we registered a US$14 million operating loss, while in Q1 20 was breakeven, mainly explained by higher provision for contingencies.

During Q1 21, a US$10 million improvement was recorded in the financial results compared to Q1 20, reaching a net gain of US$15 million, mainly due to higher profit from FX difference over AR$-nominated fiscal liabilities, partially offset by losses from the holding of financial instruments in Q1 21.

The adjusted EBITDA of our holding and others segment was 7% higher than Q1 20, reaching US$37 million in Q1 21. The adjusted EBITDA excludes provision for contingencies and the equity income from our participation in TGS, Transener and Refinor. In turn, it adds the EBITDA adjusted by equity ownership in these businesses. Moreover, adjusted EBITDA excludes commercial interests.

The EBITDA adjusted by our direct and indirect ownership of 28.7% and 27.6% in TGS were US$32 million (US$113 million at 100%) in Q1 21 and US$27 million (US$96 million at 100%) in Q1 20, respectively. The increase of total adjusted EBITDA was mainly due to the substantial recovery of liquids international prices in Q1 21 as from the beginning of the lockdown, higher exports of liquified petroleum gas (LPG) and natural gasoline, lower costs of natural gas due to contracts entered into before the Plan Gas.Ar, in addition to the increase of midstream revenues (natural gas transportation and conditioning service in Vaca Muerta). These effects partially offset by lower regulated revenues due to the tariff inflation-lagged, as from April 2019. Moreover, the FX depreciation affected over AR$-nominated regulated revenues (compensated by lower AR$-nominated expenses), lower ethane sales due to a price decrease (related to lower cost of gas) and lower volume dispatched to the domestic market as a result of the programmed maintenance in PBB Polisur.

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3% in Q1 21 amounted to US$4 million (US$17 million at 100%) and US$8 million (US$29 million at 100%) in Q1 20, mainly due to the tariff freeze as from February 2020 which, in an inflationary scenario, harms Transener’s AR$-nominated regulated revenues. The lack of tariffs is worsened by the AR$ devaluation over revenues, though offset by lower AR$-nominated expenses.

In Refinor, the EBITDA adjusted by our stake ownership of 28.5% in Q1 21 recorded a gain of US$2 million (US$6 million at 100%), and US$1 million (US$5 million at 100%) was recorded in Q1 20, mainly explained by better-traded prices, partially offset by the lockdown effect on the gasoline demand.

Pampa Energía ● Q1 21 Earning Release ● 16

3.5	Analysis of the quarter, by subsidiary and segment

Subsidiary In US$ million	Q1 21				Q1 20
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	1	(2)	1	61.0%	2	(26)	0
Los Nihuiles	52.0%	1	(9)	0	52.0%	2	(31)	(5)

Greenwind		5	86	0		6	103	(0)
Non-controlling stake adjustment		(3)	(43)	(0)		(3)	(51)	0
Subtotal Greenwind adjusted by ownership	50.0%	3	43	0	50.0%	3	51	(0)

CTBSA		33	203	21		39	272	19
Non-controlling stake adjustment		(17)	(101)	(11)		(20)	(136)	(9)
Subtotal CTBSA adjusted by ownership	50.0%	17	101	11	50.0%	20	136	9

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	94	271	36	100%	86	407	12
Subtotal power generation		115	406	47		113	537	16

Oil & gas segment
OldelVal		15	(15)	10		14	(8)	11
Non-controlling stake adjustment		(14)	15	(10)		(14)	8	(11)
Subtotal OldelVal adjusted by ownership	2.1%	0	(0)	0	2.1%	0	(0)	0

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	33	913	(33)	100%	29	938	(26)
Subtotal oil & gas		33	913	(33)		29	938	(26)

Petrochemicals segment
Pampa Energía	100.0%	18	-	11	100.0%	(2)	-	(7)
Subtotal petrochemicals		18	-	11		(2)	-	(7)

Holding & others segment
Transener		17	1	5		29	22	16
Non-controlling stake adjustment		(13)	(1)	(4)		(21)	(16)	(12)
Subtotal Transener adjusted by ownership	26.3%	4	0	1	26.3%	8	6	4

TGS		113	199	42		96	332	53
Non-controlling stake adjustment		(80)	(142)	(30)		(70)	(241)	(38)
Subtotal TGS adjusted by ownership	28.7%	32	57	12	27.6%	27	92	15

Refinor		6	24	1		5	14	8
Non-controlling stake adjustment		(4)	(17)	(1)		(4)	(10)	(6)
Subtotal Refinor adjusted by ownership	28.5%	2	7	0	28.5%	1	4	2

Pampa stand-alone, other companies, adjs. & deletions[1]	100%	(1)	(21)	(5)	100%	(1)	(48)	3
Subtotal holding & others		37	44	9		35	53	24

Deletions	100%	-	(208)	-	100%	-	(289)	-
Total consolidated, continuing operations		204	1,154	34		175	1,240	7
At our share ownership		203	1,367	34		173	1,554	7

Discontinued operations
Edenor	55.1%	10	(2)	(7)	55.1%	45	99	11
Adjustments & deletions[1]	100%	(0)	2	6	100%	(0)	0	(4)
Subtotal electricity distribution		10	-	(1)		45	99	7

Total consolidated, continuing and discontinued operations		214	1,154	33		220	1,339	14
At our share ownership		208	1,367	33		198	1,608	14

Note: 1 Absorbed by Pampa from January 1, 2020. 2 The deletions correspond to other companies or inter-companies or debt repurchases. 3 Figures in nominal terms. Net debt includes holding companies. 4 Attributable to the owners of the company.

Pampa Energía ● Q1 21 Earning Release ● 17

4.	Appendix

4.1	Power generation, by power plant
Power generation's key performance indicators	Hydroelectric			Wind			Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE3		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA[2]	Eco- Energía	CTEB[1]	Subtotal
Installed capacity (MW)	265	388	285	100	53	53	1,144	765	361	30	620	100	100	1,253	14	567	3,811	4,955
New capacity (MW)	-	-	-	100	53	53	206	364	100	30	-	100	100	565	14	567	1,841	2,048
Market share	0.6%	0.9%	0.7%	0.2%	0.1%	0.1%	2.7%	1.8%	0.9%	0.1%	1.5%	0.2%	0.2%	3.0%	0.03%	1.3%	9.0%	11.7%

First quarter
Net generation Q1 21 (GWh)	155	99	128	89	52	62	585	1,144	124	17	18	65	70	2,288	19	111	3,856	4,442
Market share	0.4%	0.3%	0.4%	0.3%	0.1%	0.2%	1.7%	3.2%	0.4%	0.0%	0.1%	0.2%	0.2%	6.5%	0.1%	0.3%	10.9%	12.6%
Sales Q1 21 (GWh)	155	98	128	89	63	62	595	1,140	190	17	19	65	70	2,412	47	111	4,070	4,665

Net generation Q1 20 (GWh)	147	87	190	103	49	60	636	1,286	294	26	474	19	47	1,678	19	129	3,972	4,608
Variation Q1 21 vs. Q1 20	+6%	+14%	-33%	-14%	+7%	+3%	-8%	-11%	-58%	-38%	-96%	na	+49%	+36%	-3%	-14%	-3%	-4%
Sales Q1 20 (GWh)	147	87	186	103	45	63	632	1,286	295	26	472	19	47	1,714	22	129	4,010	4,642

Avg. price Q1 21 (US$/MWh)	14	25	16	70	74	67	37	33	33	101	na	141	105	32	30	na	45	44
Avg. price Q1 20 (US$/MWh)	25	45	19	70	70	67	41	33	22	67	20	na	148	23	66	na	40	40
Avg. gross margin Q1 21 (US$/MWh)	5	12	7	60	54	58	25	29	10	66	2	117	86	17	11	na	31	30
Avg. gross margin Q1 20 (US$/MWh)	16	32	9	61	57	60	31	30	12	44	15	na	119	14	32	na	32	32

Note: Gross margin before amortization and depreciation. 1 Operated by Pampa (50% of equity stake). 2 Commissioning of ST02 as of July 2, 2020.

Pampa Energía ● Q1 21 Earning Release ● 18

4.2	Oil and gas production, by area

Main areas' production	First quarter
	2021	2020	Variation
Gas (k boe/day)
El Mangrullo	27.4	25.1	+9%
Río Neuquén	4.7	5.7	-17%
Sierra Chata	2.7	3.0	-11%
Rincón del Mangrullo[1]	3.5	5.3	-34%
Others	1.2	1.5	-21%
Total gas at O/S	39.6	40.7	-3%

Oil (k boe/day)
El Tordillo[2]	2.3	2.9	-20%
Gobernador Ayala	0.9	0.9	-1%
Associated oil[3]	0.8	0.9	-17%
Others	0.2	0.6	-71%
Total oil at O/S	4.2	5.3	-22%
Total at O/S (kboe/day)	43.7	46.0	-5%

Note: Production in Argentina. 1 It doesn’t include shale formation. 2 It includes La Tapera - Puesto Quiroga field. 3 From gas fields.

4.3	Analysis of the electricity distribution segment

On December 28, 2020, we agreed to sell our controlling stake in Edenor. Consequently, under IFRS, the electricity distribution segment is deconsolidated from Pampa’s FS and shown as discontinued operations for the current and comparative periods.

Electricity distribution segment, discontinued Figures in US$ million	First quarter
	2021	2020	∆%
Sales revenue	229	318	-28%
Cost of sales	(180)	(255)	-29%

Gross profit	48	63	-24%

Selling expenses	(17)	(20)	-16%
Administrative expenses	(12)	(13)	-8%
Other operating income	6	5	+15%
Other operating expenses	(8)	(5)	+63%
Impairment of financial assets	(7)	(6)	+12%
Impairment of PPE	(9)	-	NA

Operating income (loss)	2	24	-94%

RECPAM	59	26	+126%
Finance income	0	4	-96%
Finance costs	(48)	(19)	+155%
Other financial results	1	(11)	NA

Profit (loss) before tax	14	25	-44%

Income tax	(9)	(13)	-30%

Net income (loss) for the period	5	12	-59%
Attributable to owners of the Company	(1)	7	NA
Attributable to non-controlling interests	6	5	+26%

Adjusted EBITDA, discontinued	10	45	-78%
Adjusted EBITDA at our share ownership	6	25	-77%

Increases in PPE, intangible and right-of-use assets	27	22	+25%
Depreciation and amortization	-	20	-100%

Pampa Energía ● Q1 21 Earning Release ● 19

The distribution segment’s adjusted EBITDA posted a US$10 million gain in Q1 21, US$35 lower than Q1 20, mainly due to the lack of inflation adjustment on the Distribution Added Value (VAD) from March 2019, lower non-residential electricity consumption and higher penalties. Moreover, as of Q1 21, seasonal prices for electricity purchases destined to non-residential users, effective as of August 2019, were not reflected in the tariff schemes. The latter issue was solved with the new tariff schedules as of April 2021[11]. These effects were partially offset by the higher electricity demand of residential clients and lower costs related to energy losses.

The operating performance of Edenor is shown below:

Edenor's key performance indicators	2021			2020			Variation
	In GWh	Part. %	Clients	In GWh	Part. %	Clients	% GWh	% Clients
First quarter
Residential[1]	2,266	43%	2,800,452	2,194	42%	2,762,301	+3%	+1%
Commercial	829	16%	359,923	875	17%	353,311	-5%	+2%
Industrial	880	17%	6,863	922	18%	6,847	-5%	+0%
Wheeling system	950	18%	686	920	18%	692	+3%	-1%
Others
Public lighting	150	3%	21	155	3%	21	-3%	-
Shantytowns and others	136	3%	480	137	3%	473	-1%	+1%

Total	5,212	100%	3,168,425	5,203	100%	3,123,645	+0%	+1%

Note: 1 It includes 542,379 and 566,690 clients categorized under Social Tariff as of March 31, 2021 and 2020, respectively.

11 For more information, see section 1.2 of this Earnings Release.

Pampa Energía ● Q1 21 Earning Release ● 20

5.	Glossary of terms
Term	Definition
Q4 20/Q4 19	Fourth quarter of 2020/Fourth quarter of 2019
Q1 21/Q1 20	First quarter of 2021/First quarter of 2020
ADRs/ADSs	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
2023 CB	Series T CB issued in 2016 for US$500 million, due 2023 and accrue interest rate of 7.375%
2027 CB	Series I CB issued in 2017 for US$750 million, due 2027 and accrue interest rate of 7.5%
2029 CB	Series III CB issued in 2019 for US$300 million, due 2029 and accrue interest rate of 9.125%
CCGT	Combined cycle gas turbine
CDP	Costo Propio de Distribución (Own Distribution Cost)
CEO	Chief Executive Officer
CFO	Chief Financial Officer
COVID-19	Coronavirus disease
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTEB Trust	A supplementary agreement under the global administration and financial trusts program for the execution of energy infrastructure works -Series 1- ENARSA (Barragán)
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
DNU	Decreto de Necesidad y Urgencia (Executive Decree)
DoP	Deliver or Pay
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
ENRE	Ente Nacional Regulador de la Electricidad (National Electricity Regulatory Entity)
Est.	Estimated
Federal Government	Federal Government of the Republic of Argentina
FS	Financial Statements
FX	Nominal exchange rate
Greenwind	Greenwind S.A.
GUDI	Grandes Usuarios Distribuidoras (Large Distribution Company Users)
GWh	Gigawatt-hour
HIDISA	Diamante Hydroelectric Power Plant
HINISA	Los Nihuiles Hydroelectric Power Plant

Pampa Energía ● Q1 21 Earning Release ● 21

HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the month with a high thermal demand)
HPPL	Pichi Picún Leufú Hydroelectric Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
M3	Cubic meter
Mcf	Million cubic feet
MAT ER	Term Market from Renewable Energy Sources
MBTU	Million British Thermal Unit
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	At equity ownership
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
Plan Gas.Ar	Argentine Natural Gas Production Promotion Program – 2020 – 2024 Supply and Demand Scheme (DNU No. 892/20 and supplementary regulations)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
RECPAM	Results from a net monetary position
Refinor	Refinería del Norte S.A.
Res.	Resolution/Resolutions
SADI	Sistema Argentino de Interconexión (Argentine Electricity Grid)
SBR	Styrene-Butadiene Rubber
SE	Secretariat of Energy
SEE	Under Secretariat of Electric Energy (former Secretariat of Electric Energy)
TBD	To be delivered
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric Ton
ToP	Take or Pay
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
VRDs	Debt Securities

Pampa Energía ● Q1 21 Earning Release ● 22